UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File No. 0-21537

NorWesTech, Inc.

(Exact name of registrant as specified in its charter)

Delaware	93-1211114
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

220 West Harrison Street

Seattle, Washington 98119

(Address of principal executive office, including Zip Code)

(206) 436-3945

(Registrant’s telephone number, including area code)

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.01 par value per share

(Title of each class)

NORWESTECH, INC.

220 West Harrison Street

Seattle, Washington 98119

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by NorWesTech, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about February 10, 2012 to the holders of record at the close of business on February 8, 2012 of our common stock, par value $0.01 per share, regarding a proposed change in the composition of 100% of our Board of Directors (the “Board of Directors”) that would be effected upon closing of a proposed transaction between us and Grandparents.com, LLC (“Grandparents”).

On December 30, 2011, we entered into a non-binding letter of intent (the “Letter of Intent”) with Grandparents for a proposed reverse acquisition (the “Proposed Transaction”) in which Grandparents would contribute substantially all of its assets to us in exchange for our assumption of certain liabilities of Grandparents and our issuance to Grandparents of a new class of Series A Convertible Preferred Stock and a warrant to purchase shares of our common stock upon the occurrence of certain events (the “GP Warrant”). The Letter of Intent also contemplates a private placement (the “Private Placement”), to close concurrently with the closing of the Proposed Transaction, for gross proceeds of not less than $3,000,000 for the issuance of a new class of Series B Convertible Preferred Stock. Assuming successful completion of the Proposed Transaction and the Private Placement, our capitalization at closing, on an as converted basis, would be as follows: (a) the shares issued to Grandparents would represent approximately 65% of the aggregate voting power in the election of our directors; (b) the shares of common stock held by our existing stockholders would represent approximately 20% of the aggregate voting power in the election of our directors; and (c) the shares issued in the Private Placement would represent the remaining approximately 15%. In addition, at closing of the Proposed Transaction, we would be required to issue warrants to Grandparents’ investment banking advisor for advisory services in connection with the Proposed Transaction and for their services as placement agent in the Private Placement. Upon closing, we would also reserve an additional 10% of the fully diluted shares under a new stock incentive plan.

Pursuant to the Letter of Intent, upon the closing of the Proposed Transaction, all of the current members of our Board of Directors would resign and five nominees of Grandparents would be appointed to the Board of Directors. Information about the intended appointees to the Board of Directors is provided under the heading “Changes to the Board of Directors,” below.

The Proposed Transaction will be governed by the terms of a definitive agreement negotiated between us and Grandparents, which will include customary representations, warranties, covenants, indemnities and closing conditions. Either party may terminate the Letter of Intent if a definitive agreement has not been executed by February 29, 2012. We have not yet entered into a definitive agreement for the Proposed Transaction and there are no assurances that a definitive agreement will be executed by the parties, or that the Proposed Transaction will be consummated. There will be many conditions to closing of the Proposed Transaction, many of which are outside of the parties’ control, including the closing of the Private Placement, and we cannot predict whether these conditions will be satisfied. There are no assurances when or if closing of the Proposed Transaction will occur, even if the parties successfully negotiate and sign a definitive agreement. If the Proposed Transaction does not close, the proposed change in our board of directors will not occur.

The contemplated 100% change in the composition of our Board of Directors and the issuance of securities upon closing of the Proposed Transaction and the Private Placement would result in a change-of-control of the Company.

The change in our Board of Directors would become effective only after the execution of a definitive agreement and closing of the Proposed Transaction, but no earlier than the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1 (the date the Proposed Transaction becomes effective is referred to as the “Closing Date”).

As of the date hereof, there are 16,796,151 shares of our common stock outstanding. There presently are no shares of our preferred stock outstanding.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date of a change in a majority of our directors (otherwise than at a meeting of stockholders).

Any securities that may be issued in the Private Placement will not be registered under the Securities Act of 1933, as amended, or applicable state laws and may not be offered or sold in the United States absent registration or an available exemption under applicable federal and state securities laws. The disclosures in this Information Statement regarding the Private Placement are being made pursuant to Rule 135c under the Securities Act of 1933, and this Information Statement shall not constitute an offer to sell or the solicitation of an offer to buy any of our securities.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the persons who are expected to become the Company’s executive officers and directors after completion of the Proposed Transaction. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is February 10, 2012.

TABLE OF CONTENTS

CHANGE OF CONTROL	4

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE PROPOSED TRANSACTION	6

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT UPON CLOSING OF THE PROPOSED TRANSACTION AND PRIVATE PLACEMENT	7

CHANGES TO THE BOARD OF DIRECTORS	8

INFORMATION CONCERNING OFFICERS AND DIRECTORS	8

Current Executive Officers and Directors Prior to the Proposed Transaction	8
Executive Officers and Directors After the Proposed Transaction	10

LEGAL PROCEEDINGS	13

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE	13

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	16

Transactions with the Company – Directors, Executive Officers and 5% Stockholders of the Company	16
Transactions with Grandparents — Directors, Executive Officers and 5% Stockholders of Grandparents	17

EXECUTIVE COMPENSATION	18

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	24

WHERE YOU CAN FIND MORE INFORMATION	24

CHANGE OF CONTROL

On December 30, 2011, we entered into the Letter of Intent with Grandparents contemplating the Proposed Transaction. Pursuant to the Letter of Intent, upon closing of the Proposed Transaction, Grandparents will contribute substantially all of its assets and liabilities to us, including the grandparents.com domain, other related domain names, trademarks and related assets of Grandparents, in exchange for us issuing to Grandparents Series A Convertible Preferred Stock and the GP Warrant.

The Series A Convertible Preferred Stock that would be issued to Grandparents upon closing of the Proposed Transaction will have voting rights equal to approximately 65% of the aggregate voting power in the election of our directors and will be convertible into approximately 65% of our common stock outstanding after the closing of the Proposed Transaction and the Private Placement.

We presently only have 30,000,000 shares of common stock authorized for issuance, of which 16,796,151 shares are presently outstanding. Accordingly, we will not have enough authorized shares of common stock to issue upon conversion of the Series A Convertible Preferred Stock to be issued to Grandparents in the Proposed Transaction and upon conversion of the Series B Convertible Preferred Stock to be issued to the investors in the Private Placement. We will, therefore, following the Proposed Transaction and the Private Placement, take action to file an amendment (the “Amendment”) to our certificate of incorporation to increase our authorized common stock in order for us to have a sufficient number of authorized common stock to permit conversion into our common stock of all Series A Convertible Preferred Stock and Series B Convertible Preferred Stock to be issued and reserved for issuance following the Proposed Transaction and the Private Placement, respectively, and to provide additional shares to be issued (i) upon the exercise of presently outstanding options and warrants, (ii) upon the exercise of the GP Warrant, (iii) upon the exercise of warrants to be issued to Grandparents’ investment banking advisor for advisory services in connection with the Proposed Transaction and for their services as placement agent in connection with the Private Placement, (iv) pursuant to an equity compensation plan to be adopted following the closing of the Proposed Transaction and (v) in the future for financing and growth.

The following table sets forth information concerning our expected capitalization after giving effect to the Proposed Transaction and the Private Placement:

“Present Ownership” column – Represents shares of common stock we presently have outstanding and shares of common stock underlying options that are presently outstanding;

“After Issuance to Grandparents and Investors” column – Represents the number of shares of our common stock that would be outstanding on the Closing Date if the Series A Convertible Preferred Stock (issued pursuant to the Proposed Transaction) and the Series B Convertible Preferred Stock (issued pursuant to the Private Placement) were converted into our common stock

“After Issuance to Grandparents and Investors, Fully Diluted” column – Represents the fully diluted number of shares to be outstanding on the Closing Date (a) as if the Series A Convertible Preferred Stock (issued pursuant to the Proposed Transaction) and the Series B Convertible Preferred Stock (issued pursuant to the Private Placement) were converted into our common stock, (b) taking into account the issuance of warrants to purchase shares of our common stock to the investment banking advisor for advisory services in connection with the Proposed Transaction and for their placement agent services in connection with the Private Placement, and (c) giving effect to the reservation of shares to be issued pursuant to an equity compensation plan to be adopted following the closing of the Proposed Transaction.

	Present Ownership		After Issuance to Grandparents and Investors (1)		After Issuance to Grandparents and Investors, Fully Diluted (1) (2)
	Number	%	Number	%	Number	%
Current Stockholders
Current Stockholders (3)	16,796,151	97.67%	16,796,151	19.53%	16,796,151	16.77%
Current Option Holders (4)	400,000	2.33%	400,000	0.47%	400,000	0.39%

Issuance in Proposed Transaction
Grandparents	-	-	55,887,491	65.00%	55,887,491	54.17%
Advisory Warrant (5)					5,588,749	5.42%

Issuance in Private Placement
Private Placement Investors	-	-	12,897,113	15.00%	12,897,113	12.50%
Placement Agent Warrant (6)	-	-	-	-	1,289,711	1.25%

Equity Incentive Plan (7)	-	-	-	-	10,077,690	10.00%

TOTAL	17,196,151	100.00%	83,980,755	100.00%	83,980,755	100.00%

(1)	The numbers in this column may vary from actual numbers due to rounding differences when actual shares are issued.
(2)	Does not include (i) the GP Warrant (ii) presently outstanding warrants exercisable for an aggregate of 117,625 shares of our common stock at an exercise price of $0.51 per share, which such warrants expire on August 27, 2012 and (iii) presently outstanding warrants exercisable for an aggregate of 225,188 shares of our common stock at an exercise price of $1.60, which such warrants expire on March 8, 2013.
(3)	Represents shares of common stock outstanding as of the date of this Information Statement.
(4)	Represents shares of common stock underlying options that would vest immediately upon the closing of the Proposed Transaction and that are expected to be exercised following the Proposed Transaction.
(5)	Represents shares of common stock underlying a warrant issuable to Grandparents’ investment banking advisor for advisory services in connection with the Proposed Transaction.
(6)	Represents shares of common stock underlying a warrant issuable to the placement agent for acting as placement agent in connection with the Private Placement.
(7)	Represents shares of common stock to be authorized for issuance pursuant to an equity compensation plan to be adopted by the Company following the closing of the Proposed Transaction.

Upon closing of the Proposed Transaction, all of our current officers and directors would resign, and Messrs. Steven E. Leber, Joseph Bernstein, Jeremy Office and Jeffrey L. Wasserman and Dr. Robert Cohen, nominees of Grandparents’, would be appointed to fill the vacancies created by the resignations of our current directors. Information concerning each of the persons to be appointed is provided under the heading “Changes to the Board of Directors,” below.

As a result of the change in our stock ownership and the changes in the composition of our Board of Directors, the Proposed Transaction will result in a change of control of the Company.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO THE PROPOSED TRANSACTION

The following table sets forth as of February 8, 2012, certain information regarding the beneficial ownership of our common stock by the following persons or groups:

•	each person who, to our knowledge, beneficially owns more than 5% of our common stock;
•	each “named executive officer” identified in the Executive Compensation table below (each of whom is a former officer, having resigned on August 31, 2011);
•	each of our current directors; and
•	all of our current directors and executive officers as a group.

As of February 8, 2012, there were 16,796,151 shares of common stock issued and outstanding.

	Amount and Nature of Beneficial Ownership (1)
Name and Address	Total Common Stock Beneficially Owned	Percentage Ownership
Current Officers and Directors (2):
Fred Burstein, Director (3)	459,949	2.7%
Andrew Ecclestone, Director	100,000	**
Curtis J. Scheel, Secretary, Treasurer and Director	142,500	**
Stanley L. Schloz, President and Director (4)	639,460	3.8
All current directors and executive officers as a group (4 persons)	1,341,909	7.8

Former Officers (5):
Ronald R. Helm	536,868	3.2
Elizabeth T. Leary, Ph.D.	74,898	**
Michael P. Murphy, Ph.D.	41,250	**

5% Owners:
Anthony Silverman (6) 7625 E. Via Del Reposo Scottsdale, AZ 85258	1,728,603	10.3

**	Less than one percent
(1)	This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the common stock shown as beneficially owned.
(2)	The address of each of our current officers and directors is c/o NorWesTech, Inc., 220 West Harrison Street, Seattle, WA 98119. Each of our four current directors received an award of 3-year stock options for 100,000 shares of common stock at an exercise price of $0.30 per share. These options are performance based such that they would vest and become exercisable only upon consummation of an acquisition transaction with an operating company, with the effect of the transaction that we would longer be deemed a shell company. The options are not currently exercisable; however, the options would vest and become exercisable immediately prior to closing of the Proposed Transaction. Accordingly we have included these options in the above table.
(3)	Pursuant to SEC rules, the shares listed as being beneficially owned by Mr. Burstein include 7,500 shares held by his wife, but does not include 3,000 shares held by his adult son who lives in a separate household. Mr. Burstein disclaims beneficial ownership over all shares held by his wife and his son.
(4)	Includes 272,034 shares held in a family trust, 6,500 shares held by a corporation controlled by Mr. Schloz and 22,500 shares of common stock held by Mr. Schloz’s wife.
(5)	Each of these persons resigned from all of his or her respective officer and directors positions with us on August 31, 2011.

(6)	The number of shares listed as being owned by Mr. Silverman is based on information provided by Mr. Silverman in an amendment to his Schedule 13D filed on October 28, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT UPON CLOSING OF THE PROPOSED TRANSACTION AND PRIVATE PLACEMENT

The following table assumes the closing of the Proposed Transaction and the Private Placement. The following table sets forth certain information with respect to the expected beneficial ownership of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and common stock (including shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock issued in connection with the Proposed Transaction and the Private Placement), which would be our only outstanding classes of voting securities, and the voting power resulting from such beneficial ownership, immediately after the closing of the Proposed Transaction and the Private Placement by

•	each stockholder who we expect to be the beneficial owner of more than 5% of our outstanding Series A Convertible Preferred Stock, Series B Convertible Preferred Stock or common stock immediately after the Closing;
•	each person that is expected to be appointed to our Board of Directors following the Closing;
•	each person that is expected to be appointed as an executive officer following the Closing; and
•	all persons that are expected to be directors and executive officers following the Closing , as a group.

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock
	Number of Shares Beneficially Owned (1)	% of Shares Beneficially Owned	Number of Shares Beneficially Owned (2)	% of Shares Beneficially Owned	Number of Shares Beneficially Owned (3)	% of Shares Beneficially Owned	% of Total Voting Rights (1), (2), (4)
Executive Officers and Directors
Steven E. Leber (5) (6)	1	100%	-	-	55,887,491	65.00%	65.00%
Joseph Bernstein (5) (6)	1	100%	-	-	55,887,491	65.00%	65.00%
Jeffrey S. Mahl	-	-	-	-	-	-	-
Matthew Schwartz	-	-	-	-	-	-	-
Robert Cohen (5) (6)	1	100%	-	-	55,887,491	65.00%	65.00%
Jeremy Office	-	-	-		-
Jeffrey L. Wasserman	-	-	-		-
Directors and executive officers as a group (7 persons) (5) (6)	1	100%		-	55,887,491	65.00%	65.00%

Other 5% stockholders:
Grandparents.com, LLC (5) (6)	1	100%	-	-	55,887,491	65.00%	65.00%

(1)	On any matter presented to our stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), the holder of Series A Convertible Preferred Stock shall be entitled to cast 55,887,491 votes. Except as provided by law or by the other provisions of our certificate of incorporation, the holder of Series A Convertible Preferred Stock shall vote together with the holders of common stock, and with the holders of any other series of our preferred stock, including the Series B Convertible Preferred Stock, the terms of which so provide, as a single class. Upon the filing of the Amendment, the share of Series A Convertible Preferred Stock shall automatically convert into 55,887,491 shares of common stock. We intend to file the Amendment as soon as practicable following the closing of the Proposed Transaction and in no event later than April 1, 2012.
(2)	On any matter presented to our stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), each holder of Series B Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number determined by dividing $1.00 (the stated value of each share of Series B Convertible Preferred Stock) by the conversion price of the Series B Convertible Preferred Stock then in effect. Except as provided by law or by the other provisions of the Company’s certificate of incorporation, holders of Series B Convertible Preferred Stock shall vote together with the holders of common stock, and with the holders of any other series of the Company’s preferred stock, including the Series A Convertible Preferred Stock, the terms of which so provide, as a single class. Upon the filing of the Amendment, the shares of Series B Convertible Preferred Stock shall automatically convert into the number of shares of common stock determined by dividing $1.00 by the conversion price of the Series B Convertible Preferred Stock then in effect. Immediately following the closing of the Private Placement, the issued shares of Series B Convertible Preferred Stock would be convertible into an aggregate of 12,897,113 shares of common stock. We intend to file the Amendment as soon as practicable following the closing of the Private Placement and in no event later than April 1, 2012.

(3)	Based on 16,796,151 shares of Common Stock currently issued and outstanding. We intend to file the Amendment within sixty (60) days of the closing of the Private Placement. Accordingly, persons holding shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock are deemed to beneficially own the shares of Common Stock into which such securities shall be converted.
(4)	Reflects (i) the combined voting power with respect to shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Common Stock prior to the filing of the Amendment; and (ii) total voting power with respect to shares of Common Stock following the automatic conversion of the Series A Convertible Preferred Stock and Series B Common Stock upon the filing of the Amendment.
(5)	The board of managers of Grandparents has voting and investment power with respect to securities owned by Grandparents. In order to take any action, the approval of a majority of the members of the board of managers is required. Messrs. Leber and Bernstein and Dr. Cohen serve as the only members of the Grandparents board of managers. As a result, Messrs. Leber and Bernstein and Dr. Cohen may be deemed to have shared voting and investment power with respect to securities owned by Grandparents. Messrs. Leber and Bernstein and Dr. Cohen each disclaim beneficial ownership of securities owned by Grandparents, except to the extent of his pecuniary interest therein.
(6)	Upon closing of the Proposed Transaction, Grandparents would enter into a lock-up agreement with us prohibiting the transfer of the Company’s equity securities beneficially owned by Grandparents, subject to certain exceptions, for a period of twelve (12) months following the closing of the Proposed Transaction. The lock-up agreement will automatically terminate upon the final closing of an offering of Common Stock or other equity interest of the Company for the account of the Company having a price per share of at least $2.00 and resulting in at least $25,000,000 in gross proceeds (before underwriters’ discounts and selling commissions) to the Company.

CHANGES TO THE BOARD OF DIRECTORS

Upon closing of the Proposed Transaction, our current officers and directors would resign, the size of the Board of Directors would be increased to five persons and the five appointees designated by Grandparents would be appointed to the Board of Directors. None of the director appointees is currently or has previously been an employee, officer, or director of the Company. See “Executive Officers and Directors After the Proposed Transaction” for information concerning the positions these individuals are expected to hold with the Company after the Proposed Transaction.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Current Executive Officers and Directors Prior to the Proposed Transaction

Set forth below is biographical information for each of our current officers and directors.

Name	Age	Current Position	Director Since
Stanley L. Schloz	68	President and Director	2008
Curtis J. Scheel	53	Secretary, Treasurer and Director	2006
Fred Burstein	76	Director	2011
Andrew Ecclestone	51	Director	2011

Name of Director	Background / Experience

Stanley L. Schloz	Mr. Schloz became a Director in June 2008, and was appointed as our President on September 1, 2011. During the 2011 fiscal year, Mr. Schloz served on our Compensation (Chair) and Governance Committees. Mr. Schloz previously served on the board of directors of Oncologix Tech Inc. (formerly BestNet Communications) from 2003 to 2007, and Mr. Schloz as President and on the board of directors of Tempco Inc., a public shell company, until May 2011. Mr. Schloz’s prior business positions include serving as director of the Tactical Systems Operations, Space and Systems Technology Group, Motorola Inc. Mr. Schloz holds a degree of Bachelor of Science in Electrical Engineering from Iowa State University and has completed advanced business studies at Arizona State University.

Curtis J. Scheel	Mr. Scheel became a Director in January 2006, and was appointed as our Secretary and Treasurer on September 1, 2011. During the 2011 fiscal year, Mr. Scheel served on our Governance (Chair), Audit and Science & Technology Committees. Mr. Scheel currently serves as Mid-Atlantic Region Manager for Horizon Distributing, Inc., a national distributor headquartered in Chandler, Arizona. Mr. Scheel previously served as Chief Operating Officer for G.L. Cornell Company, a privately owned regional equipment distributor based in Gaithersburg, Maryland, prior to its sale to Horizon Distributors in December 2011. Previously, Mr. Scheel was a partner in Tatum, LLC, an executive services consulting firm, from April 2009 to September 2010. Mr. Scheel served in several positions with Ritz Camera Centers, Inc., including as Chief Financial Officer from 2003 to 2005, as Chief Operating Officer from September 2005 to March 2009, and as President from December 2007 to March 2009. Ritz Camera Center, Inc. filed for Chapter 11 bankruptcy protection in February 2009. Mr. Scheel believes that the bankruptcy filing was a result of many factors, including the company’s inability to respond to dramatic shifts in technology, the recession of 2008, and limitations imposed by its principal financial institution, and that his actions helped mitigate the severity of the bankruptcy proceedings, enabling the company to be acquired out of bankruptcy and continue to be operated. We believe that Ritz Camera’s bankruptcy filing does not reflect Mr. Scheel’s ability or integrity. Mr. Scheel’s prior business positions include President and Chief Financial Officer of Cameraworld.com from December 1999 to May 2002 and Director of National Marketing, Technology Division, Deutsche Financial Services Corp. from July 1996 to December 1999. He has also served as Vice President and Chief Financial Officer at Artisoft, Inc. from September 1995 to June 1996 and Vice President and Treasurer at Microage, Inc. from September 1989 to 1995. Mr. Scheel holds a B.B.A. and an M.B.A. from the University of Wisconsin-Madison.

Fred Burstein	Mr. Burstein became a Director on September 1, 2011. Mr. Burstein also serves as a member of the board of directors of Tempco, Inc., a public shell company, since 2008 and was appointed as its chief executive officer in May 2011 (previously serving as vice president from 2008 until May 2011). Previously, Mr. Burstein was a lawyer practicing law in Minneapolis, Minnesota from 1960 until his retirement in 2010. Mr. Burstein received his J.D. from the University of Minnesota Law School and a Bachelor of Business Administration from the University of Minnesota Business School.

Andrew Ecclestone	Mr. Ecclestone became a Director on September 1, 2011. Mr. Ecclestone is currently the portfolio manager for Mountainview Asset Management, Inc., a private investment fund in Toronto, Canada that he founded in June 2002. He is also a lecturer with the University of Waterloo in Ontario, Canada. Mr. Ecclestone was recently appointed to the board of directors of Tempco, Inc., a public shell company, in May 2011. From October 2000 to May 2002, Mr. Ecclestone was the portfolio manager of Thomson Kernaghan Company Ltd, in Toronto, Canada. From June 1999 to September 2000, Mr. Ecclestone was the corporate finance consultant for Storm Investment Management Ltd. in North York, Ontario, Canada. For the previous three years, he was the senior equity portfolio manager for the Independent Order of Foresters in North York, Ontario. From 1988 until 1996, he performed various portfolio manager responsibilities and held business analyst positions with several companies. Mr. Ecclestone is a Chartered Financial Analyst, and he received a Bachelor of Technology Degree in industrial engineering from the Ryerson Polytechnical Institute, Toronto, Canada, and an MBA from York University, North York, Ontario.

Executive Officers and Directors After the Proposed Transaction

Set forth below is certain information regarding the persons who would become directors and executive officers of the Company upon closing of the Proposed Transaction.

Name	Age	Position
Steven E. Leber	70	Chairman, Co-Chief Executive Officer
Joseph Bernstein	63	Co-Chief Executive Officer, Chief Financial Officer, Treasurer, Director
Jeffrey S. Mahl	60	President
Matthew Schwartz	39	Vice President – Administration, Chief Compliance Officer, Secretary
Dr. Robert Cohen	68	Director
Jeremy Office	35	Director
Jeffrey L. Wasserman	41	Director, Assistant Secretary

Name of Director	Background / Experience

Steven E. Leber	Mr. Leber is currently a Managing Director of Grandparents. He joined Grandparents along with Messrs. Bernstein, Mahl and Schwartz in May 2010. In his renowned career, Mr. Leber earned a reputation as one of the most innovative forces in the entertainment industry. His groundbreaking projects include:

	•	As the agent for the Rolling Stones in the United States, Mr. Leber toured with the group for eight years while at the William Morris Agency (WMA).
	•	Jesus Christ Superstar US arena tour, which became an innovative model for marketing musicals.
	•	Beatlemania, considered the first “juke-box musical” and the highest-grossing musical of its time ($100,000,000 worldwide), and the first Broadway musical to be fully sponsored (Pepsi-Cola).
	•	The Concert for Bangladesh, produced at George Harrison’s request and which paved the way for fundraising concerts such as BandAid, LiveAid, We Are the World, and others.
	•	The Texxas World Music Festival, which blazed the trail for current festivals such as Bonnaroo and Lollapalooza.
	•	The Teenage Mutant Ninja Turtles Coming Out of Their Shells tour, which not only was among the first to employ interactive technology but, more importantly, Mr. Leber structured a deal with Pizza Hut that established a new industry model for corporate sponsorship.
	•	The North American tour of the Moscow Circus, which was sponsored by American Express, broke box off records and was named Family Show of the Year by Performance Magazine for three consecutive years.

At WMA, Mr. Leber launched the music division and became the youngest member of the Executive Committee and stockholder. Mr. Leber later founded Contemporary Communications Corporation (CCC)/Leber-Krebs, creating one of the largest and most profitable artist management firms in the industry. Artists handled by CCC/Leber-Krebs included AC/DC, Aerosmith, Def Leopard, Michael Bolton, Joan Jett, the Scorpions, Parliament Funkadelic, Cameo, Dionne Warwick, Ted Nugent, and dozens more. Of Billboards 100 Best Selling Albums at the time, 13 were produced by Leber-Krebs, including AC/DC’s Back In Black, the second-highest selling album in music history. Mr. Leber also launched Pro-Skate, the first show to highlight professional ice skating as a team sport for ABC’s Wide World of Sports. The show ran for six years, was hosted by Dick Button, and introduced Peggy Fleming and Dorothy Hamill to American television audiences. Currently, Mr. Leber is on the Advisory Board of Brooklyn Bagel Water Company, Inc. and a director of New Age Producers Group, Inc., a holding company for his investment and entertainment ventures. Mr. Leber holds a B.A. in Accounting from Northeastern University.

Name of Director	Background / Experience

Joseph Bernstein	Mr. Bernstein is currently a Managing Director of Grandparents. He joined Grandparents along with Messrs. Leber, Mahl and Schwartz in May 2010. Mr. Bernstein started his career as a tax attorney at Cahill Gordon & Reindel (1975-1978) and Rosenman & Colin (1978-1981), and later founded Bernstein Carter & Deyo, specializing in international taxation and foreign investments in the United States. Mr. Bernstein also founded The New York Land Company and Americas Partners LLC, private real estate companies that initiated over $1 billion in office and retail development projects in New York City, including: Americas Tower, the 50-story office tower at 1177 Avenue of the Americas, world headquarters to PriceWaterhouseCoopers; The Crown Building, at the corner of Fifth Avenue and 57th Street; 40 Wall Street, a 70-story office tower; and Herald Center, a vertical retail center at Broadway and 34th Street. The company has also initiated development projects in Israel, including an entertainment city and a golf resort. From 1995-2004, Mr. Bernstein was a joint venture partner of the Monticello Raceway in Sullivan County, NY, which included development of a Native American and a NY State Lottery casino project. The Raceway was merged in 2004 into Empire Resorts, Inc., a public company, where Mr. Bernstein served as CEO in 2009. From 2004-2010, Mr. Bernstein served as Co-Trustee, of the Catskill Litigation Trust, a publicly registered trust, with Dennis Vacco, former Attorney General of the State of New York. Mr. Bernstein is currently a director of Curator, LLC, a special opportunity fund, and Colorado, LLC, a wine in a can manufacturing company. Mr. Bernstein holds a B.A. in Economics and a B.A. in Agricultural Business Management from the University of California at Davis (1970); an M.B.A. in Finance from the University of California at Los Angeles Graduate School of Management (1971); a J.D. from the University of California at Davis School of Law (1974); and a Master of Laws Degree (L.L.M.) in Taxation from the New York University Graduate School of Law (1975).

Jeffrey S. Mahl	Mr. Mahl is currently President at Grandparents. Mr. Mahl has been in the Internet sales business for over two decades. He joined Grandparents along with Messrs. Leber, Bernstein and Schwartz in May 2010. Mr. Mahl was formerly Senior Vice President at ESPN, Inc., where he was responsible for building $200 million in sales revenue to over $1 billion in just a few years. Mr. Mahl led advertising sales, media sales, media research, event marketing and promotion for ESPN, ESPN2, ESPN Classic, ESPNews, E.R.T., and ESPN Internet Ventures (ESPN.com, NASCAR.COM, NFL.COM, NBA.COM). Mr. Mahl has also held positions as Senior Vice President of Online and Mobile Advertising at National Cinemedia and President of Media Directions, L.L.C. He also served as Executive Vice President, Ad Sales, with Mail.com Media Corporation and held senior management positions at AskJeeves, Gemstar-TV Guide, and OCC Sports. At Gemstar-TV Guide, he served as President of the Media Sales Group and at AskJeeves as Executive Vice President, bringing over 100 new clients to the site. Mr. Mahl holds a B.A. in Economics from Northeastern University in Boston.

Matthew Schwartz	Mr. Schwartz is currently Vice President – Finance & Operations and Chief Compliance Officer at Grandparents. He joined Grandparents along with Messrs. Leber, Bernstein and Mahl in May 2010. Mr. Schwartz was previously in charge of finance and operations at Americas Partners LLC and other venture companies owned by Joseph Bernstein, and for the publicly registered Catskill Litigation Trust, as financial administrator, where he reported directly to former NY Attorney General Dennis Vacco and Joseph Bernstein, co-trustees. Mr. Schwartz also previously served as Assistant to the CEO at Empire Resorts, Inc., a public company. Mr. Schwartz started his career in 1994 at North Shore University Hospital in Manhasset, NY, where he was an EMT in the mobile intensive care transport unit for the North Shore Hospital Emergency Department. Mr. Schwartz graduated from Hofstra University with a B.A. in Psychology in 1995.

Name of Director	Background / Experience

Dr. Robert Cohen

Dr. Robert Cohen is currently a Managing Director of Grandparents. Dr. Cohen has been engaged in the retail and wholesale optical business since 1968. He has served as Chief Executive Officer of Cohen Fashion Optical, LLC and its predecessors (“CFO”) since 1978. CFO is a leading eyewear chain consisting of 116 retail optical stores. Twenty-four stores are located in high visibility locations in Manhattan. The remaining stores are located throughout the northeast and Florida, most of which are sited in regional shopping centers. Dr. Cohen and his family are principal members of EMVI Holdings, LLC the parent company of Emerging Vision, Inc., a national retail optical chain comprised of approximately 120 locations operating primarily under the name Sterling Optical. Dr. Cohen and members of his family are the principal members of General Vision Services, LLC (“GVS”). GVS is the largest managed care third-party vision provider and is comprised of a network of over 250 providers and company stores with locations in the New York Metropolitan area. Dr. Cohen and members of his immediate family are also the principal members of Vision World, LLC, which is comprised of over 50 provider locations throughout Long Island and the metropolitan area. In 2010, Dr. Cohen and members of his immediate family formed Beyond Readers, LLC, a company that holds the North American license to distribute a unique multi-focal reading glass product that distributes their product through large retail chains. Dr. Cohen is a Managing Partner and Director of ERA Realty Company, a real estate management and investment company, with real estate holdings in commercial and residential properties. Dr. Cohen serves as an officer and director of several management and real estate companies, as well as various other optical and non-optical related businesses.

Jeremy Office	Mr. Office is a principal of Maclendon Wealth Management, an independent Registered Investment Advisor Firm offering financial planning services to high net worth individuals, where he has been engaged in such capacity since June 2011. Mr. Office is also Managing Partner of SJO Worldwide, a venture capital fund, where he has been engaged in such capacity since June 2011. In October 2011, Grandparents entered into an Investment Agreement with SJO Worldwide, Inc., an entity controlled by Mr. Office, pursuant to which SJO purchased $250,000 of Class A Units of Grandparents. From April 2002 to June 2011, Mr. Office was a Vice-President and the Associate Director at Merrill Lynch where he helped to build one of the most successful business units of the firm. Prior to that, he was a business consultant working with corporations throughout the Caribbean, Latin America and the United States. Mr. Office has served as a Vice-President of the Boys and Girls Club of America and been a past board member of the City of Delray Beach’s Neighborhood Advisory Council. Mr. Office earned his Ph.D., with honors, from Lynn University in Boca Raton, Florida. His work focused on Global Leadership and Management. He achieved his Masters of Business Administration (M.B.A.) at the University of Florida in Gainesville, and he holds a Bachelor of Business Administration in Finance from Miami University, Oxford, Ohio. Mr. Office is a Certified Financial Planner (CFP), Certified Investment Management Analyst (CIMA), Chartered Financial Consultant (ChFC) and Chartered Retirement Planning Counselor (CRPC). He holds FINRA Licenses 7, 9, and 10, and State License 66 as well as his Life, Health and Variable Annuity Insurance License (this is commonly referred to as the 2-15 Agents License). He also completed the prestigious Bloomberg Certifications in Equities, Fixed Income and Foreign Exchange.

Name of Director	Background / Experience

Jeffrey L. Wasserman	Mr. Wasserman is a member of the law firm of Sills Cummis & Gross. P.C., outside counsel to Grandparents. Mr. Wasserman joined the firm in May 2009 and is a member of its Corporate, Securities, Banking and Finance, and Life Sciences Practice Groups. Mr. Wasserman provides corporate counseling to private equity and venture capital funds, and public and private companies. His expertise includes the structuring and negotiating of leveraged buy-outs, investments, complex acquisitions, secured and unsecured lending, and joint ventures/collaborations. Mr. Wasserman also provides general corporate advice. Prior to joining Sills Cummis & Gross, Mr. Wasserman was Chief Executive Officer of Caldwell Consumer Health, LLC, a privately owned pharmaceutical company, from August 2008 to April 2009. He also served in senior management positions for other pharmaceutical start-ups. He was a founding general partner and served as Senior Vice President and General Counsel to Laser Partners, L.P., a Boca Raton, Florida-based private equity/venture capital fund. Mr. Wasserman started his career in the corporate and securities practice groups at Morgan Lewis and Mayer Brown & Platt in New York. Mr. Wasserman received his J.D. from the Seton Hall University School of Law in 1998, magna cum laude, and received his B.A. from Tulane University in 1993.

There are no family relationships among the proposed executive officers or directors, or with our current officers and directors. Other than pursuant to the Proposed Transaction, to our knowledge, there are no arrangements or other understandings between any of the new appointees as directors or officers or any other person pursuant to which any such new officer or director was or is to be selected as an officer or director.

LEGAL PROCEEDINGS

To our knowledge, no current officer or director and none of the named appointees as officers and directors, or any associate of any such officer or director, is a party adverse to us, or has a material interest adverse to us, in any legal proceeding.

To our knowledge, no current officer or director and none of the named appointees as officers and directors has been the subject of any event or proceeding disclosable under Item 403 of Regulation S-K promulgated by the SEC.

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE

Board of Directors

Currently, our Board of Directors consists of four directors. Upon closing of the Proposed Transaction, the size of the Board of Directors would be increased to five directors, the current directors would resign and five new directors would be appointed to the Board. The roles and responsibilities of the Board of Directors are as set forth by Delaware corporate law, which includes providing general oversight of management and setting strategic direction for the company. During our last fiscal year ended June 30, 2011, our Board of Directors held five meetings.

Director Independence

Currently, two of the four members on our Board of Directors, Messrs. Burstein and Ecclestone are considered “independent” within the meaning of the listing standards of The Nasdaq Stock Market. Our other two directors, Messrs. Scheel and Schloz, hold officer positions with us and accordingly they are not considered independent, even though neither is an employee or has any other relationship with us that would otherwise disqualify them as independent.

Upon closing of the Proposed Transaction, all of our current directors would resign and five new directors would be appointed to the Board. Of these five new directors, we anticipate that Dr. Cohen and Messrs. Office and Wasserman would qualify as “independent” directors within the meaning of the listing standards of The Nasdaq Stock Market.

Board Leadership Structure

Currently, Stanley L. Schloz, our President, also sets the agenda for and leads Board meetings. We have not formally designated Mr. Schloz as Chairman of the Board, but he effectively serves that role. Because we are currently a shell company and have no active operations, employees or management, we believe that it is appropriate and efficient to have one person both serve as President and lead Board meetings.

We have not designated an independent lead director.

Board Oversight of Risk

Our Board of Directors actively evaluates risks inherent in our assets and financial position as a shell company. Because we are a shell company and have no active operations, our primary assets are our cash reserves, and we have significantly less exposure to risks than if we were an operating company. Our Board of Directors has established an investment policy for our cash assets and regularly monitors our cash position.

Board Committees

Currently, we do not have any standing committees of the Board of Directors and the entire Board serves the role of the audit committee. Our Board of Directors determined that Mr. Scheel is qualified as an “audit committee financial expert” within the meaning of SEC regulations based on his accounting and related financial management expertise, including his prior service on the audit committee.

During fiscal 2011, there were four standing committees of our Board of Directors — audit, compensation, governance and science & technology committees. In September 2011, subsequent to the sale of substantially all of our assets, the Board of Directors terminated these prior committees.

Director Attendance at Board and Committee Meetings

Directors meet their responsibilities by preparing for and attending board and committee meetings, and through communication with members of management on matters affecting us. During the 2011 fiscal year and the current 2012 fiscal year, all directors were in attendance at more than 75% of the meetings held of the board and any committees on which they served.

Director Attendance at Annual Meeting of Stockholders

We do not have a formal policy requiring director attendance at our annual meeting of stockholders, however, all directors are encouraged to attend. At the 2010 annual meeting of stockholders, Mr. Helm, our former Chairman and Chief Executive Officer, was the only one of our directors in attendance.

Executive Sessions

At each Board meeting, the non-employee directors have the opportunity to meet in executive session without members of management present.

Director Nomination Process

Currently, we do not have a standing nominating committee. Because we are currently a shell company and have no operations, we believe it is most efficient to have the entire Board of Directors perform the functions of a nominating committee rather than having a separate committee.

In considering candidates to be directors, our Board seeks persons it believes to be knowledgeable in a particular business or industry that would benefit our company. The minimum qualifications for serving on our Board of Directors are that each director has an exemplary reputation and record for honesty and integrity in his or her personal dealings and business or professional activity. All directors should possess a basic understanding of financial matters, have an ability to review and understand our financial and other reports, and to discuss such matters intelligently and effectively. The Board also considers diversity, age, skills, professional backgrounds and experience, and such other factors as it deems appropriate given the current needs of the Board of Directors and our company, to maintain a balance of knowledge, experience and capability. We do not have a formal diversity policy and do not follow any ratio or formula with respect to diversity or any other factor in order to determine the appropriate composition of the board. We will take into account whether a candidate qualifies as “independent” under applicable SEC rules and Nasdaq listing requirements. We will also take into account the financial and accounting expertise of a candidate, including whether an individual qualifies as an “audit committee financial expert.” each candidate also needs to exhibit qualities of independence in thought and action. Finally, a candidate should be committed to the interests of our stockholders, and persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our board.

Candidates for election to the Board have traditionally been recommended by our management or one of the other directors. We have not had a formal process for identifying new director nominees.

The five director appointees listed in this Information Statement are nominees of Grandparents. Our Board of Directors performed limited background checks on each such person, but otherwise did not participate in the evaluation of the director appointees.

Policy on Stockholder Nomination of Directors

The Board of Directors is open to receiving recommendations from stockholders as to potential candidates it might consider. The Board gives equal consideration to all director nominees, whether recommended by our stockholders, management or current directors.

A stockholder wishing to submit a director nomination should send a letter to the Corporate Secretary, NorWesTech, Inc., 220 West Harrison Street, Seattle, WA 98119. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Director Nominee Recommendation.” The notice must also be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a director if elected. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above; although satisfaction of such minimum qualification standards does not imply that the Board of Directors necessarily will nominate the person so recommended by a stockholder. In addition, for nominees for election to the Board proposed by stockholders to be considered, the following information must be timely submitted with the director nomination:

•	the name, age, business address and, if known, residence address of each nominee;
•	the principal occupation or employment of each nominee;
•	the number of shares of our common stock beneficially owned by each nominee;
•	the name and address of the stockholder making the nomination and any other stockholders known by such stockholder to be supporting such nominee;
•	the number of shares of our common stock beneficially owned by such stockholder making the nomination, and by each other stockholder known by such stockholder to be supporting such nominee;
•	any other information relating to the nominee or nominating stockholder that is required to be disclosed under SEC rules in order to have a stockholder proposal included in our proxy statement; and
•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to nominate the person named in its notice.

Stockholder Communication to the Board

Stockholders who wish to send communications to our Board of Directors, or to a particular director or board committee, can send correspondence to our Corporate Secretary, c/o NorWesTech, Inc., 220 West Harrison Street, Seattle, WA 98119. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such correspondence must set forth the name and address of the stockholder, and must state the form of stock ownership and the number of shares beneficially owned by the stockholder making the communication. Our Corporate Secretary will compile and periodically forward all such communication to the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with the Company – Directors, Executive Officers and 5% Stockholders of the Company

Except as described below, no relationships or transactions existed or occurred between us and any of our executive officers, directors or nominees for director, or any affiliate of or person related to any of them, since July 1, 2010, the beginning of our last full fiscal year, of the type and amount that are required to be disclosed under applicable SEC rules. Also, except as described below, no relationships or transactions have existed or occurred between us and Grandparents or any of the five proposed director appointees.

Letter of Intent and Bridge Loan with Grandparents.com, LLC

On December 30, 2011, we entered into the Letter of Intent with Grandparents for a proposed reverse acquisition pursuant to which we would acquire substantially all of the assets and certain liabilities of Grandparents. Also on December 30, 2011, in connection with the Letter of Intent, we provided a $500,000 bridge loan to Grandparents, secured by a first priority security interest in all of the assets of Grandparents. The purpose of this loan was to provide bridge loan financing and working capital to Grandparents in advance of negotiation and closing of a definitive acquisition agreement. We previously announced the Letter of Intent and bridge loan in our Current Report on Form 8-K filed on January 5, 2012.

Asset Purchase Agreement with Emerald Star Holdings LLC

On May 23, 2011, we entered into an asset purchase agreement with Emerald Star Holdings, LLC, an entity newly formed and controlled by Ronald R. Helm, our then President, Chief Executive Officer and Director. On August 31, 2011, pursuant to the asset purchase agreement, we sold to Emerald Star Holdings substantially all of the assets and liabilities related to our core business of providing specialty reference laboratory services and clinical biomarker services, including the term loan with Mr. Giles described below.

Loan with Terry Giles

On September 1, 2009, we closed a $4 million term loan with Terry M. Giles, a then-member of our Board of Directors. The loan was secured by a blanket security interest on our assets and the assets of our subsidiaries. The loan bore interest at a fixed rate of 12.0% per annum, and was originally due and payable over 48 months with the first 8 months of payments being interest only ($40,000 per month, beginning September 30, 2009) and the remaining 40 months at a monthly payment of $121,822 of principal and interest. We were obligated to pay a quarterly finance fee of $12,000 to Mr. Giles during the 48-month term of the loan. In connection with and as required by the loan, on September 1, 2009, we repurchased 2,391,906 shares of common stock from Mr. Giles and certain other stockholders at a price of $0.70 per share, pursuant to a Stock Redemption Agreement. We received net loan proceeds of $2,325,666, after payment of the stock repurchase, but excluding our legal and other expenses for the transaction. Effective upon closing of the loan transaction, Mr. Giles resigned from our Board of Directors. Mr. Giles was entitled to certain ongoing Board of Directors observation rights while the loan remained outstanding.

Our loan with Mr. Giles was approved by all of the members of Board of Directors (with Mr. Giles abstaining), and the Board of Directors determined that the terms of the loan transaction were more favorable than we could have obtained from an unaffiliated third party, and that the terms of the loan were fair to and in the best interest of our stockholders.

On October 1, 2010, we amended the loan with Mr. Giles to extend the term of the loan on a portion of the principal balance and to reamortize the loan, reducing the required monthly payment, as follows: (i) for the remainder of the original 48-month term of the loan (thru August 31, 2013), we were required to make monthly payments of principal and interest in the amount of $104,644.68; (ii) for an extended 19 month term (thru March 31 , 2015), we were required to make monthly payments of principal and interest in the amount of $20,000.00; and (iii) on April 30, 2015, we were required to make a final balloon payment in the amount of $600,000.00.

On December 9, 2010, we further amended the loan (i) to decrease the interest rate on a portion of the loan from 12.0% to 11.5% per annum and to adjust the amortization schedule accordingly, and (ii) to add an event of default for a Change of Control, in the event that a majority of the directors on the Board of Directors changes following a person or group owning 25% or more of the voting stock of the Company.

On August 31, 2011, the loan with Mr. Giles was assigned to Emerald Star Holdings, LLC in connection with closing of the asset sale.

Transactions with Grandparents — Directors, Executive Officers and 5% Stockholders of Grandparents

Except as described below, no relationships or transactions existed or occurred between Grandparents and any of its executive officers, directors or nominees for director, or any affiliate of or person related to any of them, since January 1, 2011, the beginning of the Grandparents’ last fiscal year, of the type and amount that are required to be disclosed under applicable SEC rules.

Pursuant to an oral agreement, Grandparents has agreed to pay $50,000 per month to Leber-Bernstein Group, LLC (“L-B Group”), an entity controlled by Messrs. Leber and Bernstein, for management services provided to Grandparents. Grandparents has accrued but has not paid $562,500 in management fees through February 2012 in favor of L-B Group pursuant to this agreement. The accrued and unpaid management fees payable by Grandparents to L-B Group would be assumed by the Company at the closing of the Proposed Transaction and the Company would issue a promissory note therefore which would bear interest at 5% per annum. The principal under the note would not be payable until the earlier of (a) the Company having EBITDA of at least $2,500,000 as reflected on its quarterly or annual financial statements filed with the SEC or (b) the Company closing a financing with gross proceeds to the Company of at least $10 million.

Since January 1, 2011, Steven E. Leber and Joseph Bernstein, each a Managing Director of Grandparents, advanced an aggregate of $126,000 to Grandparents under a revolving note. The advances bear interest at 5% per annum and are due and payable on December 31, 2012. As of the date hereof, $126,000 in principal, together with accrued interest, remains outstanding under the revolving note. Upon closing of the Proposed Transaction, Messrs. Leber and Bernstein would be appointed as members of our Board of Directors and as Co-Chief Executive Officers of the Company, and Mr. Bernstein would also serve as our Chief Financial Officer and Treasurer.

Messrs. Leber and Bernstein each entered into a personal guaranty in favor of the landlord under Grandparents’ office lease. As of January 1, 2011, the remaining term of the lease was thirty three (33) months and the aggregate amount of all lease payments due under the lease after such date was approximately $452,000. These personal guaranties would remain following the closing of the Proposed Transaction.

In March 2011, Grandparents entered into a $300,000 note payable agreement with Meadows Capital, LLC (“Meadows”), an entity controlled by Dr. Robert Cohen, a Managing Director of Grandparents. The note bears interest at 5% per annum, with interest-only payments commencing on May 1, 2011 through the maturity date, April 1, 2013. The note is secured by substantially all of Grandparents’ assets. As of the date hereof, $300,000 in principal, together with accrued interest, remains outstanding under the note. Grandparents also issued to Meadows a warrant to purchase 50,000 of its Class A Units. The warrant is exercisable for a period of five (5) years from the date of issuance at an exercise price of $1.60 per unit. Upon closing of the Proposed Transaction, Dr. Cohen would be appointed as a member of our Board of Directors.

In July 2011, Meadows and Messrs. Leber and Bernstein each provided short-term loans to Grandparents in the amounts of $8,914, $15,543 and $15,543, respectively. The loans are evidenced by promissory notes issued by Grandparents. The loans bear interest at 5% per annum and matured on December 31, 2011. The loans are convertible into Class A Units of Grandparents at a conversion price of $1.60 per unit. The difference between the effective conversion price of the loans into Class A Units, and the fair value of the Class A Units on the date of issuance of the loans, did not result in the recognition of a beneficial conversion feature since the fair value of the Class A Units was significantly lower than the effective conversion price. The principal amount of each loan, together with accrued interest, remain outstanding as of the date hereof. Upon closing of the Proposed Transaction, the Company would issue to each of Meadows and Messrs. Leber and Bernstein new promissory notes to replace their respective promissory notes issued by Grandparents. The new promissory notes would provide that the principal on the notes will not be payable until the earlier of (a) the Company having EBITDA of at least $2,500,000 as reflected on its quarterly or annual financial statements filed with the SEC or (b) the Company closing a financing with gross proceeds to the Company of at least $10 million.

In October 2011, Grandparents entered into an Investment Agreement with SJO Worldwide, Inc. (“SJO”), an entity controlled by Jeremy Office, pursuant to which SJO purchased $250,000 of Class A Units of Grandparents. Upon closing of the Proposed Transaction, Mr. Office would be appointed as a member of our Board of Directors.

Grandparents entered into an employment agreement with Jeffrey Mahl, Grandparents’ President. Under the terms of the agreement, Mr. Mahl receives compensation in the amount of $120,000 annually. In addition, Mr. Mahl receives a commission of five percent (5%) on gross advertising revenues actually received by Grandparents during the term of his employment. The employment agreement expired on December 31, 2011, but Grandparents and Mr. Mahl have agreed to continue his employment on the same terms until the closing of the Proposed Transaction. Mr. Mahl’s accrued sales commission for the second and third quarters of 2011 is $16,093.00. Mr. Mahl’s accrued sales commission for the fourth quarter of 2011 is estimated to be $15,000 and his accrued sales commission for the month of January 2012 is estimated to be $5,000. In addition, Grandparents granted Mr. Mahl an option to purchase 200,000 Class A Units of Grandparents for an exercise price of $0.625 per unit and an option to purchase 100,000 Class A Units of Grandparents for an exercise price of $0.86. Upon closing of the Proposed Transaction, Mr. Mahl would be appointed as the Company’s President.

Matthew Schwartz, Grandparents’ Vice President – Finance & Operations and Chief Compliance Officer, receives and annual base salary of $75,000. Upon closing of the Proposed Transaction, Mr. Schwartz would be appointed as the Company’s Vice President – Administration, Chief Compliance Officer and Secretary.

Jeffrey Wasserman is a member of Sills Cummis & Gross, P.C., which is outside counsel to Grandparents. Since January 1, 2011, Grandparents incurred legal fees of $46,000 in favor of Sills Cummis & Gross, P.C. Grandparents expects to incur an additional $100,000 in legal fees in favor of Sills Cummis & Gross, P.C. in connection with the Proposed Transaction and Private Placement. Upon closing of the Proposed Transaction, Mr. Wasserman would be appointed as a member of our Board of Directors and as the Company’s Assistant Secretary. In addition, the Company would retain Sills Cummis & Gross, P.C. as its outside counsel following the closing of the Proposed Transaction.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table shows for each of the two fiscal years ended June 30, 2011 and 2010, respectively, compensation awarded or paid to, or earned by, the following persons (the “Named Executive Officers”). Each of the Name Executive Officers resigned on August 31, 2011, in connection with the sale of substantially all of our assets to Emerald Star Holdings, LLC.

•	Ronald R. Helm, our Former Chief Executive Officer and Chairman;
•	Elizabeth T. Leary, Ph.D., our Former Chief Scientific Officer; and
•	Michael P. Murphy, Ph.D., our Former Chief Operating Officer.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	Nonequity Incentive Plan Compensation ($)	All Other Comp. ($)		Total ($)

Ronald R. Helm	2011	$308,833	-	-	$234,000	-	$5,865	(3)	$548,698
Former Chief Executive	2010	285,417	-	$88,000	174,000	$56,250	7,983		611,650
Officer and Chairman

Elizabeth T. Leary	2011	139,809	-	-	25,500	-	3,209	(4)	168,517
Former Chief Scientific	2010	142,500	-	5,400	12,325	15,818	5,875		181,918
Officer
Michael P. Murphy	2011	170,674	-	-	25,500	-	10,960	(5)	207,134
Former Chief	2010	170,231	-	15,000	12,325	21,852	7,351		226,759
Operating Officer

(1)	The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of such awards to the Named Executive Officers, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. We use the Black-Scholes option-pricing model to estimate the calculated value of our share-based payments. Stock options are valued as of the date of grant. The volatility assumption used in the Black-Scholes formula is based on the volatility of our common stock. For the stock option awards made to the Named Executive Officers in fiscal 2011, we used the following assumptions to compute fair value: (i) expected volatility of 117-148%; (ii) expected dividend yield of 0.00%; (iii) risk-free interest rate of 2.54-2.96%; and (iv) expected life of 10 years.
(3)	The amount listed under “All Other Compensation” in fiscal 2011 consists of $2,615 in life insurance premiums paid by us for Mr. Helm’s benefit and $3,250 in company-contributions for Mr. Helm’s account in the 401(k) plan.
(4)	The amount listed under “All Other Compensation” in fiscal 2011 consists of $2,120 of life insurance premiums paid by us for Dr. Leary’s benefit and $1,088 in company-contributions for Dr. Leary’s account in the 401(k) plan.
(5)	The amount listed under “All Other Compensation” in fiscal 2011 consists of $2,464 in life insurance premiums paid by us for Dr. Murphy’s benefit and $8,497 in company-contributions for Dr. Murphy’s account in the 401(k) plan.

Narrative Discussion of Summary Compensation Table Information

The following provides a narrative discussion of the material factors which we believe are necessary to understand the information disclosed in the foregoing Summary Compensation Table. The following narrative disclosure is separated into sections, with a separate section for each of our Named Executive Officers.

Base Salary

During fiscal 2010 and 2011, base salary was an important element of our executive compensation program and we generally set base salaries at levels believed to attract and retain an experienced management team that would successfully grow our business and create stockholder value. We also utilized base salaries to reward individual performance and contributions to our overall business objectives, but in a manner that would not detract from the executives’ incentive to realize additional compensation through our performance-based compensation programs, stock options and restricted stock awards.

For fiscal 2010 and 2011, our compensation committee reviewed our former Chief Executive Officer’s salary annually at the end of each fiscal year, subject to the terms of his employment agreement. The compensation committee may recommend adjustments to the former Chief Executive Officer’s base salary based upon the committee’s review of his base salary, incentive cash compensation and equity-based compensation, as well as his performance and comparative market data. The compensation committee also annually reviewed other executives’ salaries, with input from the former Chief Executive Officer.

In determining base salaries, the compensation committee reviewed competitive trends, our overall financial performance and resources, our operational performance, and general economic conditions, as well as a number of factors relating to the particular executive officers, including their respective performance, and levels of their respective managerial and executive experience, ability and knowledge of the job.

At the beginning of the 2011 fiscal year, Mr. Helm’s base salary under his employment agreement was $300,000 per year. As part of a company-wide expense reduction effort that began in December 2010, Mr. Helm’s base salary was reduced to $270,000 effective February 1, 2011, as part of a 10% salary reduction for all senior management positions. Mr. Helm’s base salary was set at an amount that we believed to be generally consistent with the base salaries paid for chief executive officers by other established, growth-oriented biotech companies.

At the beginning of the 2011 fiscal year, Dr. Leary’s base salary under her employment agreement was $142,500 per year for her working on a reduced 3/4th time. As part of a company-wide expense reduction effort that began in December 2010, Dr. Leary’s base salary was reduced to $128,250 effective February 1, 2011, as part of a 10% salary reduction for all senior management positions. Dr. Leary’s base salary was set at an amount that we believed to be generally consistent with the base salaries paid by other established growth-oriented biotech companies for similar positions.

During fiscal 2010 and 2011, we did not have an employment agreement with Michael Murphy, our former Chief Operating Officer. At the beginning of the 2011 fiscal year, Dr. Murphy’s base salary was $174,190 per year. As part of a company-wide expense reduction effort that began in December 2010, Dr. Murphy’s base salary was reduced to $156,771 effective February 1, 2011, as part of a 10% salary reduction for all senior management positions. We set Dr. Murphy’s base salary at an amount that we believed to be generally consistent with the base salaries paid by other established growth-oriented biotech companies for similar positions.

Performance-Based Cash Compensation for Fiscal 2011

For fiscal 2011, we established annual performance-based incentive compensation plans to provide cash incentives designed to reward our executive officers and employees for achieving and surpassing certain financial goals that we set. During fiscal 2010 and 2011, we had three performance based plans – for our senior management team, our business development team and for all of our employees.

During fiscal 2011, our senior management incentive compensation plan provided for performance targets based upon company financial performance for the full fiscal year. For fiscal 2011, the two performance targets were revenue targets ranging from $13.0 to $16.0 million and $1.5 million in operating profit. Under this plan, eligible executive officers could receive cash incentive compensation equal to a percentage of their yearly base salaries (up to a maximum of 10%) upon achievement of each financial target – from 1.67% to 5% for the annual revenue targets and 5% for the operating profit target. For fiscal 2011, none of the revenue targets nor the operating profit target was achieved and none of the executive officers received any cash incentive compensation under this plan.

During fiscal 2011, our business development incentive compensation plan provides for performance targets based upon company financial performance. For fiscal 2011, the two performance targets were revenue targets ranging from $13.0 to $16.0 million (determined on a quarterly basis) and backlog targets from $9.0 to $11.0 million (on the full fiscal year). Under this plan, eligible participants could receive cash incentive compensation equal to a percentage of their yearly base salaries (up to a maximum of 27.5%) upon achievement of each financial target – 4.5% for the annual backlog target, and within a range of 2.5-5.75% per quarter for an escalating quarterly revenue target. For fiscal 2011, none of the quarterly revenue targets nor the backlog targets were achieved, and none of the eligible participants received any cash incentive compensation under this plan.

During fiscal 2011, our employee incentive compensation plan provides for performance targets based upon company financial performance. For fiscal 2011, the sole performance target was $12.5 million in revenue (determined on a quarterly basis). Under this plan, eligible participants could receive cash incentive compensation equal to a percentage of their yearly base salaries (up to a maximum of 8%) upon achievement of each financial target –2% per quarter for the quarterly revenue target. For fiscal 2011, none of the quarterly revenue targets were achieved, and none of the eligible participants received any cash incentive compensation under this plan.

For fiscal 2011, under Mr. Helm’s employment agreement, he was eligible for potential bonuses of up to 30% of his salary based on criteria determined by our Board, as follows: (i) up to a 10% bonus based on personal performance goals; and (ii) up to a 20% bonus based on company performance goals – consisting solely of the senior management incentive compensation plan. As described above, no cash incentive compensation was earned and paid under the 2011 senior management incentive compensation plan. With respect to his 10% personal performance goals, for fiscal 2011, we established performance goals upon achievement of certain personal and company goals as follows: a net operating income target of $2.0 million (2.5%); FY2011 ending backlog equal or greater than FY2010 ending backlog (2.5%); and progress toward a successful acquisition/merger evidenced by a letter of intent (5%). The asset purchase agreement with Emerald Star, as a related party transaction, did not satisfy this third performance goal. With respect to the 10% personal performance goals, none of the goals were achieved and Mr. Helm did not receive any bonuses in fiscal 2011.

During fiscal 2011, Dr. Leary was eligible to participate in the senior management incentive compensation plan and the all employee incentive compensation plan; however, as none of the performance goals were achieved, she received no bonus compensation in fiscal 2011.

During fiscal 2011, Dr. Murphy was eligible to participate in the senior management incentive compensation plan and the all employee incentive compensation plan; however, as none of the performance goals were achieved, he received no bonus compensation in fiscal 2011.

Stock Option and Restricted Stock Awards

During fiscal 2010 and 2011, consistent with our compensation philosophies related to performance-based compensation, long-term stockholder value creation and alignment of executive interests with those of stockholders, we made periodic grants of long-term compensation in the form of stock options or restricted stock to our executive officers and across our organization generally.

During fiscal 2010 and 2011, under our 2005 Stock Incentive Plan, we made awards of stock options or grants of restricted stock to our employees. Stock options provide executive officers with the opportunity to purchase common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if the common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option shares to vest. This provides an incentive for an option holder to remain employed by us. In addition, stock options link a significant portion of an employee’s compensation to stockholders’ interests by providing an incentive to achieve corporate goals and increase stockholder value. Restricted stock awards do not require payment by the employee, but are treated as compensation and result in tax consequences to the recipient when the shares vest. Restricted stock awards provide employees with immediate rights as a stockholder, entitled to vote their shares, provided, however, that the shares are subject to forfeiture if the employee leaves employment with us before the shares vest. This also provides an incentive for the recipient to remain employed by us.

Pursuant to our employment agreement with Mr. Helm, on October 1, 2010, we awarded Mr. Helm stock options to purchase up to 600,000 shares of common stock at an exercise price of $0.39 per share, which was the fair market value of our common stock on the date of grant. The options had a term of 10 years and vested monthly over a period of three years. The options subsequently terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

On July 1, 2010, we awarded Dr. Leary stock options to purchase up to 75,000 shares of common stock at an exercise price of $0.34 per share, which was the fair market value of our common stock on the date of grant. The options had a term of 10 years and vested monthly over a period of three years. The options subsequently terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

On July 1, 2010, we awarded Dr. Murphy stock options to purchase up to 75,000 shares of common stock at an exercise price of $0.34 per share, which was the fair market value of our common stock on the date of grant. The options had a term of 10 years and vested monthly over a period of three years. The options subsequently terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

Limited Perquisites; Other Benefits

During fiscal 2010 and 2011, it was generally our policy not to extend significant perquisites to our executive officers beyond those that are available to our employees generally, such as company-matching on our 401(k) plan, short-term, long-term disability and life insurance, and health and dental benefits.

Employment Agreements

During fiscal 2010 and 2011, we had an employment agreement with Mr. Helm, amended as of October 1, 2010. During fiscal 2011, Mr. Helm’s compensation under this employment agreement was for a base salary of $300,000 and an annual bonus of up to 30% of his base salary, consisting of up to 20 percent based on the senior management goals and 10% based on personal goals. The terms of his compensation were not changed as part of the most recent amendments. As part of a company-wide expense reduction effort that began in December 2010, Mr. Helm’s base salary was reduced to $270,000 effective February 1, 2011, as part of a 10% salary reduction for all senior management positions, although his employment agreement was not formally amended. The employment agreement was for a term of three years through September 30, 2012, renewable upon mutual agreement of us and Mr. Helm. The employment agreement terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

During fiscal 2010 and 2011, we had a letter agreement with Dr. Leary for her employment, which was originally entered into in 2004. It originally specified a base salary of $190,000 per year, with potential bonuses of 2.5% paid quarterly and 10% annual bonus based on criteria determined by our board of directors. Effective March 1, 2009, Dr. Leary’s base salary was changed to $142,500 to accommodate her working on a reduced 3/4th time. As part of a company-wide expense reduction effort that began in December 2010, Dr. Leary’s base salary was reduced to $128,250 effective February 1, 2011, as part of a 10% salary reduction for all senior management positions, although her employment agreement was not formally amended. This letter agreement terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

During fiscal 2010 and 2011, we did not have a written employment agreement with Dr. Murphy, and his employment terminated on August 31, 2011, upon closing of the asset sale with Emerald Star Holdings, LLC.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table presents information about unexercised stock options and unvested stock awards held by each of the Named Executive Officers as of June 30, 2011.

	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities				Market
	Underlying	Underlying			Number	Value of
	Unexercised	Unexercised			of Shares	Shares of
	Options	Options	Option	Option	of Stock	Stock
	(#)	(#)	Exercise	Expiration	That Have	That Have
Name	Exercisable	Unexercisable	Price	Date	Not Vested	Not Vested (1)
			($)		(#)	($)
Ronald R. Helm	340,000	-	0.81	01/30/2014	4,167	$1,042
	4,049	-	0.81	01/30/2014	62,719	15,680
	133,333	16,667	0.41	10/01/2018
	116,666	83,334	0.88	10/01/2019
	150,000	450,000	0.39	10/01/2020

Elizabeth T. Leary	21,922	-	0.51	08/27/2012	750	188
	157,887	-	0.81	01/30/2014	5,000	1,250
	16,666	8,334	0.60	07/01/2019
	25,000	50,000	0.34	07/01/2020

Michael P. Murphy	4,000	-	0.51	08/27/2012	1,167	292
	90,000	-	0.86	08/29/2015	13,889	3,472
	18,000	-	0.99	08/25/2016
	16,666	8,334	0.60	07/01/2019
	25,000	50,000	0.34	07/01/2020

(1)	Market value is calculated on $0.25 per share, the closing price of our common stock on June 30, 2011.

Potential Payments Upon Resignation, Retirement, or Change of Control

We do not currently have any plans or agreements that are specific and unique to executive officers regarding termination of employment or a change of control of the company.

Our 2005 Stock Incentive Plan provides for accelerated vesting of all unvested stock options and unvested restricted stock awards upon a change of control (as defined in the plan), irrespective of the scheduled vesting date for these awards.

Compensation Policies and Practices as they relate to Risk Management

Currently, we do not have any employees and we do not pay any compensation to Messrs. Schloz and Scheel for their services as executive officers of the Company. Accordingly, we do not have policies and practices for compensation of employees related to risk management.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our outstanding common stock, to file reports of ownership and change in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such ownership reports they file.

With respect to the 2011 fiscal year, and based solely on our review of the copies of such reports we received or written representations from our officers and directors, we believe that all such filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports include annual reports and quarterly reports, as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

By Order of the Board of Directors

Stanley L. Schloz
President
Seattle, Washington
February 8, 2012

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